LAW OFFICES OF MICHAEL H. HOFFMAN, P.A.

                               1953 NW 22ND STREET
                              MIAMI, FLORIDA 33142
                               TEL: (786) 280-7575
                               FAX: (786) 276-6848
                         MICHAELHOFFMAN@MYSECLAWYER.COM

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                                February 24, 2006


United States Securities
   and Exchange Commission
Mail Stop 3561
Washington, D.C.  20549

Re:   PracticeXpert, Inc.
      Form 10-KSB for the year ended December 31, 2004
      Filed April 15, 2005
      File No.  000-30583

Dear Sir or Madam:

      On behalf of PracticeXpert, Inc. (the "Company"), we are responding to the staff comments, as set forth in the letter from the staff of February 15, 2006 to Mr. Anthony Biele, Interim Chief Financial Officer of the Company.

      As set forth in the letters from the staff, the Company acknowledges and agrees as follows: (A) the Company is responsible for the adequacy and accuracy of the disclosures in the filings with the Securities and Exchange Commission (the "Commission"); (B) the staff comments, or changes to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and (C) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company acknowledges the staff comment that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the filings or in response to the staff comments on the filings.

      The following captions and numbered paragraphs set forth herein correspond to the captions and numbered paragraphs contained in the staff's letter to the
Company:


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United States Securities
   and Exchange Commission
February 24, 2006
Page 2


Form 10-QSB for the quarter ended June 30, 2005
-----------------------------------------------

Note 2 - Intangible Assets, page 7
----------------------------------

1. The Company acknowledges the staff comment that it expand its proposed disclosure for goodwill impairment to include the manner in which goodwill impairment tests are performed and the manner in which impairment amounts are determined. The Company will comply with the staff's comment by including this disclosure in all future filings, including any amendments filed as a result of this review by the staff. The following is the Company's proposed disclosure:

            "The Company reviews and accounts for the impairment of goodwill in accordance with SFAS No. 142. Goodwill that has an indefinite useful life is not amortized, but instead is tested for impairment at least annually by comparing the carrying value of the reporting unit to its estimated fair value. The Company bases its estimates of fair value on projected future cash flows. If the carrying value of the reporting unit is less than the estimated fair value of the reporting unit, an impairment loss is recognized. The Company completes goodwill impairment tests at the end of each calendar year. In each of the past three calendar years, the Company has not been required to recognize any charges for the impairment of goodwill in accordance with SFAS No. 142."

Note 7 - Acquisition, page 10
-----------------------------

2. The Company acknowledges the staff comment that the staff believes the promissory note in the principal amount of $4,000,000 with Physicians Informatics, Inc. ("PracticeOne"), as debtor, and PI (Cayman) Limited, as lender (the "Note"), should have been recorded at its fair value equal to the value of the stock that would be issued upon conversion, because the Note was non-interest bearing, which is a characteristic more akin to equity rather than debt, and the option of non-conversion should not be considered as a viable option when determining the fair value of the Note, as it would be uneconomical to avoid conversion since the conversion price was significantly higher than the current market price of the stock of the Company. The Company acknowledges the staff comment that its filings be revised, or in the alternative, to advise the staff of the authoritative literature that it relied upon to determine the assigned value of the Note at the time of the acquisition of PracticeOne. As the Company has previously stated in response to the staff comments, the fair value of the


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United States Securities
   and Exchange Commission
February 24, 2006
Page 2


      Note, was determined based upon the principal amount of the Note. The Company is providing the staff with the additional facts that support the Company's conclusion that the Note was properly recorded at its $4,000,000 face value. As the staff may or may not be aware, there was a pre-existing promissory note with PracticeOne, as debtor, and PI (Cayman) Limited, as lender, in excess of $4,000,000 on the books of PracticeOne at the time of the acquisition of PracticeOne by the Company. Following the acquisition, this debt was reaffirmed and continued to remain on the books of PracticeOne, as represented by the Note, and the borrower and lender did not change. At the closing, the Company believed in good faith that the market price of its stock price would rise in excess of $.40 per share following the acquisition, because of the increased enterprise value of the newly-combined companies. It would have been preferable for the Company to raise equity at a price in excess of $.40 per share or consummate a debt financing in order to repay the Note, rather than have it converted at price of $.40 per share and incur the resultant increased dilution to all stockholders of the Company. Notwithstanding the foregoing, because the financial position of Company began to deteriorate after the acquisition, it became necessary for the Company to reduce its outstanding liabilities, including the Note. The Company made the decision to exercise the Note's conversion feature in June 2005, in order to improve its financial position, and, on the advice of its auditors, recognized a gain in connection with the conversion. Furthermore, as the staff may or may not be aware, the Company cannot issue any stock or other equity securities at a price less than the $.30 per share exercise price contained in both the H.C. Wainwright warrants issued in April 2004 and the Meridian Commercial Healthcare Finance, LLC warrants issued in June 2005, because there are full-ratchet antidilution adjustment provisions contained in such warrants that would be triggered, thereby decreasing the exercise price of such warrants and causing severe dilution to the Company's stockholders upon their exercise. For the foregoing reasons, the Company believes that it properly recorded the debt instrument in its financial statements as the $4,000,000 principal amount of the Note.

      Please feel free to contact the undersigned should you have any comments or questions regarding the foregoing.

                                Sincerely yours,

                                /s/ Michael H. Hoffman, Esq.

                                Michael H. Hoffman, Esq.